Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

for the Three and Six Months Ended
June 30, 2014

(expressed in U.S. Dollars, except where noted)

INDEX TO FINANCIAL STATEMENTS

These financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Company’s annual consolidated financial statements for the year ended December 31, 2013.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
(unaudited)
AS AT

	June 30, 2014	December 31, 2013
	(unaudited)
ASSETS

Current
Cash and cash equivalents	$952,110	$1,305,281
Investment in trading securities, at fair value (cost of $769,626 (December 31, 2012 - $766,331)) (Note 4)	173,511	141,030
Receivables and other assets	—	270,884

Total current assets	1,125,621	1,717,195

Restricted cash (Note 7)	221,322	221,322
Equipment (Note 5)	726,774	820,813
Mineral properties (Note 6)	857,422	857,422

TOTAL ASSETS	$2,931,139	$3,616,752

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$198,662	$310,912
Warrant liability (Note 8)	—	992
Total current liabilities	198,662	311,904

Asset retirement obligation (Note 7)	211,395	203,395

Total liabilities	410,057	515,299

Stockholders’ equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
45,931,417common shares (December 31, 2013 – 46,263,917 common shares)	45,931	46,264
Additional paid in capital	31,001,856	31,018,184
Deficit	(1,427,764)	(1,427,764)
Deficit accumulated during the exploration stage	(26,101,689)	(25,553,473)

Total Xtra-Gold Resources Corp. stockholders’ equity	3,518,334	4,083,211
Non-controlling interest	(997,252)	(981,758)

Total stockholders’ equity	2,521,082	3,101,453

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,931,139	$3,616,752

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 12)
	“Paul Zyla”	“Richard W. Grayston”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
(unaudited)

	Cumulative
	amounts from
	the beginning
	of the
	exploration
	stage on
	January 1,	Three Month	Three Month	Six Month	Six Month
	2003 to	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
EXPENSES
Amortization	$1,228,096	$47,019	$61,164	$94,039	$122,328
Exploration	27,668,290	111,226	250,167	273,426	681,393
General and administrative	10,386,486	202,673	137,682	321,934	317,920
Option receipts in excess of property value	(450,000)	—	—	—	—
Write-off of mineral property	26,000	—	—	—	—
LOSS BEFORE OTHER ITEMS	(38,858,872)	(360,918)	(449,013)	(689,399)	(1,121,641)

OTHER ITEMS
Foreign exchange gain (loss)	546,406	76,465	(82,160)	51,197	(108,060)
Interest expense	(262,638)	(2,929)	(9,356)	(4,464)	(10,065)
Realized gain (loss) on sales of trading securities	658,055	275	—	2,933	(1,141)
Net unrealized gain (loss) on trading securities	(923,638)	21,420	(49,190)	28,717	(210,050)
Other income	1,028,595	7,099	1,749	7,099	3,351
Recovery of gold	10,511,663	(46,026)	558,980	39,215	558,980
Gain on disposal of property or equipment	356,488	—	—	—	—
Loss on current assets	(130,000)
Write-off of investment in trading securities	(25,000)	—	—	—	—
Warrant recovery (expense) (Note 8)	—	992	138,068	992	305,189
	11,759,931	57,296	558,091	125,689	538,204

Consolidated income (loss) for the period	(27,098,941)	(303,622)	109,078	(563,710)	(583,437)

Net (income) loss attributable to non-controlling interest	997,252	10,478	(26,594)	15,494	14,641

Net income (loss) attributable to Xtra-Gold Resources Corp.	$(26,101,689)	$(293,144)	$82,484	$(548,216)	$(568,796)

Basic and diluted income (loss) attributable to common stockholders per common share		$(0.01)	$0.00	$(0.01)	$(0.01)

Basic and diluted weighted average number of common shares outstanding		45,994,598	46,525,988	46,126,934	46,538,274

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning
	of the
	exploration
	stage on
	January 1,	Three Month	Three Month	Six Month	Six Month
	2003 to	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(27,098,941)	$(303,622)	$109,078	$(563,710)	$(583,437)
Items not affecting cash:
Amortization	1,228,096	47,019	61,164	94,039	122,328
Amortization of deferred financing costs	46,202	—	—	—	—
Accretion of asset retirement obligation	80,262	4,000	4,000	8,000	8,000
Shares issued for services	202,365	—	—	—	—
Stock-based compensation	3,044,954	79,792	20,768	105,380	41,853
Warrants	—	(992)	(138,068)	(992)	(305,189)
Option receipts in excess of property value	(450,000)	—	—	—	—
Unrealized foreign exchange gain (loss)	(432,638)	(3,788)	(4,509)	862	(1,749)
Realized (gain) loss on sale of trading securities	(658,055)	(275)	—	(2,933)	1,141
Purchase of trading securities	(13,605,240)	(8,898)	—	(20,776)	—
Proceeds on sale of trading securities	14,256,313	—	—	19,083	1,320
Unrealized (gain) loss on trading securities	923,638	(21,420)	49,190	(28,717)	210,050
Gain on disposal of property or equipment	(356,488)	—	—	—	—
Write-off of mineral property	26,000	—	—	—	—
Expenses paid by stockholders	2,700	—	—	—	—
Write-off of investment in trading securities	25,000	—	—	—	—
Changes in non-cash working capital items:
(Increase) decrease in receivables and other	8,375	—	37,000	270,884	(2,975)
Increase (decrease) in accounts payable and accrued liabilities	187,969	(86,887)	(1,554)	(112,250)	28,557
Increase in due to related party	50,000	—	—
Net cash provided by (used in) operating activities	(22,519,488)	(295,071)	137,069	(231,130)	(480,101)

The accompanying notes are an integral part of these consolidated financial statements.

- continued -

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts
	from
	the beginning
	of the
	exploration
	stage on
	January 1,	Three Month	Three Month	Six Month	Six Month
	2003 to	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013

Continued

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debentures	900,000	—	—	—	—
Deferred financing costs	(46,202)	—	—	—	—
Repurchase of capital stock	(452,418)	(117,283)	(8,755)	(122,041)	(8,755)
Issuance of capital stock, net of financing costs	24,253,412	—	—	—	—
Net cash provided by financing activities	24,654,792	(117,283)	(8,755)	(122,041)	(8,755)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(1,835,129)	—	—	—	—
Deposit on equipment	(151,506)	—	—	—	—
Restricted cash	(221,322)	—	—	—	—
Oil and gas property expenditures	(250,137)	—	—	—	—
Acquisition of cash on purchase of subsidiary	11,510	—	—	—	—
Acquisition of subsidiary	(25,000)	—	—	—	—
Option payment received	660,000	—	—	—	—
Proceeds on disposal of assets	628,390
Net cash provided by (used in) investing activities	(1,183,194)	—	—	—	—

Change in cash and cash equivalents during the period	952,110	(412,354)	128,314	(353,171)	(488,856)

Cash and cash equivalents, beginning of the period	—	1,364,464	1,691,746	1,305,281	2,308,916

Cash and cash equivalents, end of the period	$952,110	$952,110	$1,820,060	$952,110	$1,820,060

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(972,909)	$(24,811,380)	$3,904,886

Stock-based compensation	—	—	58,055	—	—	—	58,055

Repurchase of shares	(276,000)	(276)	(110,270)	—	—	—	(110,546)

Loss for the year	—	—	—	—	(8,849)	(742,093)	(750,942)

Balance, December 31, 2013	46,263,917	$46,264	$31,018,184	$(1,427,764)	$(981,758)	$(25,553,473)	$3,101,453

Stock-based compensation	—	—	105,380	—	—	—	105,380

Repurchase of shares	(332,500)	(333)	(121,708)	—	—	—	(122,041)

Loss for the year	—	—	—	—	(15,494)	(548,216)	(563,710)

Balance, June 30, 2014	45,931,417	$45,931	$31,001,856	$(1,427,764)	$(997,252)	$(26,101,689)	$2,521,082

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June 23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada’s business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

In May 2001, the Company, being unable to continue its funding of Advertain Canada’s operations, decided to abandon its interest in Advertain Canada. On June 15, 2001, the Company sold its investment in Advertain Canada back to Advertain Canada’s original shareholder. On June 18, 2001, the Company changed its name from Advertain to RetinaPharma International, Inc. (“RetinaPharma”) and became inactive.

In 2003, the Company became a resource exploration company. On October 31, 2003, the Company acquired 100% of the issued and outstanding common stock of Xtra-Gold Resources, Inc. (“XGRI”). XGRI was incorporated in Florida on October 24, 2003. On December 19, 2003, the Company changed its name from RetinaPharma to Xtra-Gold Resources Corp.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.

On October 20, 2005, XGRI changed its name to Xtra Energy Corp. (“Xtra Energy”).

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada.

On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”).

On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

On March 2, 2006, the Company incorporated Xtra Oil & Gas (Ghana) Limited (“XOGG”) in Ghana.

On November 24, 2012, the Company changed its residency address from the USA to the British Virgin Islands.

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $548,216 for the six-month period ended June 30, 2014 and has accumulated a deficit during the exploration stage of $26,101,689. Results for the six-month period ended June 30, 2014 are not necessarily indicative of future results. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At June 30, 2014, the Company has working capital of $926,959, which would not be sufficient to fund the current level of operations for a period greater than twelve months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2014 and December 31, 2013, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock- based compensation is subject to periodic adjustment as the underlying equity instruments vest. Nonemployee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non- employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (”ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of June 30, 2014, there were 964,500 warrants (December 31, 2013 – 964,500) and 2,526,000 stock options (December 31, 2013 – 2,462,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. The Company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2014, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	June 30, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	$952,110	$952,110	$—	$—
Restricted cash	221,322	221,322
Marketable securities	$173,511	$173,511	$—	$—
Total	$1,352,643	$1,352,643	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2014 and December 31, 2013, the Company has exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the Company is able to switch suppliers at its discretion.

Recently adopted accounting pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

4.	INVESTMENTS IN TRADING SECURITIES

At June 30, 2014, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of June 30, 2014, the fair value of trading securities was $173,511 (December 31, 2013 – $141,030).

5.	EQUIPMENT

	June 30, 2014			December 31, 2013
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—	20,274	20,274	—
Exploration equipment	1,464,478	858,205	606,273	1,464,478	785,431	679,047
Vehicles	333,989	213,488	120,501	333,989	192,223	141,766
	$1,827,099	$1,100,325	$726,774	$1,827,099	$1,006,286	$820,813

6.	MINERAL PROPERTIES

	June 30, 2014	December 31, 2013

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	131,133	131,133
Option payment received	(881,440)	(881,440)
Total	$857,422	$857,422

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

6.	MINERAL PROPERTIES (cont’d…)

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. Each of these mining leases grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019 with respect to the Kwabeng and Pameng Projects, and until December 17, 2015 with respect to the Kibi Project (formerly known as the Apapam Project), the latter of which can be renewed for up to a further 30 year term on application and payment of applicable fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Project

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits are currently pending approval.

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011 the terms of the agreement were amended.

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company’s interest in the mineral rights of the Concessions (the “55% Interest”) pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011) (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date (issued in the March 2011 quarter); (iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv). In 2013, the Company agreed to extend the term to complete exploration spending by a further two years.

Upon Buccaneer having exercised the option and earned the 55% Interest, the Company shall execute and deliver to Buccaneer transfer documentation including a definitive binding option agreement and a deed of transfer (the “Transfer Documents”) which shall be effective to transfer and convey the 55% Interest. The Transfer Documents will require approval from the Minister of Lands, Forestry and Mines.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

6.	MINERAL PROPERTIES (cont’d…)

The status of each Buccaneer commitment to the Company in the 2011 LOI is as follows:

Item	Description	Status
(i)	Due diligence completed	Completed
	TSX accepts LOI	Completed
(ii)	Pay $100,000 to the Company	Received by the Company
	Pay a further $325,000 to the Company	Received by the Company
(iii)	Issue 1,000,000 Buccaneer shares to the Company	Received by the Company
(iv)	Spend $4,425,000 on the properties over 5 years	In Progress
(v)	Pay $300,000 to the Company for a VTEM survey	Received by the Company

The 1,000,000 Buccaneer shares received were valued at $411,440 at the date of issuance.

Option agreement on Edum Banso Project

In October 2005, XG Exploration entered into an option agreement (the “Option Agreement”) with Adom Mining Limited (“Adom”) to acquire 100% of Adom’s right, title and interest in and to a prospecting license on the Edum Banso concession (the “Edum Banso Project”) located in Ghana. Adom further granted XG Exploration the right to explore, develop, mine and sell mineral products from this concession. The prospecting license has been renewed for a two year period expiring on July 21, 2013.

The consideration paid for the Option Agreement was $15,000 with additional payments of $5,000 to be paid on the anniversary date of the Option Agreement in each year during the term which term has been extended to November 11, 2013. Further net smelter royalty payments, based on proven and probable reserves and gold production, were also payable to Adom.

During August 2011, the Company assigned its interest in the Edum Banso Project to Discovery Gold Corporation (DCGD -previously Norman Cay Development Inc.) for a cash payment of $125,000, 1,000,000 DCGD shares, valued at $260,000 at the date of issuance, and an option payment of $135,000 payable in six months from the date of assignment of the option interest. If DCGD did not exercise its six-month option the Project reverted to the Company. Of the payments received, $20,000 reduced the carrying value of the Edum Banso Project on the Balance Sheet and the remainder reduced exploration spending in the third quarter of 2011. A $25,000 finder’s fee was paid to introduce the Company to DCGD and this fee reduced the gain recorded in the Statement of Operations.

During the year ended December 31, 2012, DCGD paid a final option payment of $135,000 to the Company in return for all rights and obligations related to the Edum Banso Project.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

6.	MINERAL PROPERTIES (cont’d…)

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

7.	ASSET RETIREMENT OBLIGATION

	June 30, 2014	Dec. 31, 2013

Balance, beginning of year	$203,395	$187,395
Change in obligation	—	—
Accretion expense	8,000	16,000
Balance, end of year	$211,395	$203,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $220,000 (2011 - $220,000). The obligation was calculated using a credit- adjusted risk free discount rate of 10% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$220,961 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Cancellation of shares

In May 2005, 47,000,000 common shares owned by two former directors were returned to treasury and cancelled.

In June 2006, 10,000 common shares were returned to the Company in settlement of a dispute and cancelled.

In May 2009, 200,000 common shares were repurchased for $50,000 and cancelled.

In March 2010, 80,891 common shares were repurchased for $108,000 and cancelled.

During the year ended December 31, 2012, a total of 68,300 common shares were re-purchased for $54,831 and cancelled.

During the year ended December 31, 2013, a total of 276,000 common shares were re-purchased for $110,546 and cancelled.

During the period ended June 30, 2014, a total of 332,500 common shares were re-purchased for $122,041 and cancelled.

Issuance of shares for services

In December 2008, an aggregate of 131,243 common shares were issued to three vendors of the Company’s subsidiary, XG Mining to settle outstanding accounts for services at a value of $1.50 per share.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

8.	CAPITAL STOCK (cont’d...)

Private placements

In December 2012, the Company issued 1,929,000 units at CAD$0.85 per unit for gross proceeds of $1,660,025. A cash commission of $126,324 was paid in relation to this financing. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is convertible into a common share of the Company at the rate of CAD$1.00 per share for a period of two years, expiring December 21, 2014.

In June 2010, the Company issued 250,000 units at $1.00 per unit for gross proceeds of $250,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring 18 months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 25,000 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $15,091 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 1.82%, volatility of 99.78% and a dividend rate of 0%.

In April 2010, the Company issued 838,000 units at $1.00 per unit for gross proceeds of $838,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring 18 months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 73,800 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $40,516 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 2.05%, volatility of 116.59% and a dividend rate of 0%.

In December 2009, the Company issued 706,000 units at $1.00 per unit for gross proceeds of $706,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring eighteen months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 50,600 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $20,098 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 2.05%, volatility of 109% and a dividend rate of 0%

In August 2009, the Company issued 376,875 units at $0.80 per unit for gross proceeds of $301,500. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.00 expiring two year from the date of issue.

In April and May 2009, the Company issued 1,018,000 units at $0.70 per unit for gross proceeds of $712,600. Each unit consisted of one common share and one share purchase warrant enabling the holder to acquire an additional common share at a price of $1.00 expiring two years from the date of issue.

In February 2008, the Company issued 1,062,000 units at $1.50 per unit for gross proceeds of $1,593,000. Each unit consisted of one common share and one share purchase warrant enabling the holder to acquire an additional common share at a price of $2.25 per share expiring on July 7, 2009. The Company also issued finder’s warrants enabling the holder to acquire up to 84,960 common shares at the same terms as the unit warrants. The fair value of the finder’s warrants was $15,136 and calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 4.88%, volatility of 33% and a dividend rate of 0%.

In October 2007, the Company issued 668,202 units at $1.35 per unit for gross proceeds of $902,073. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.75 for one year which expiry date was extended to January 13, 2009. The Company also issued finder’s warrants enabling the holder to acquire up to 33,410 common shares at the same terms as the unit warrants. The fair value of the finder’s warrants was $2,015 and calculated using the Black-Scholes valuation method. The assumptions used were 1 year of expected life, risk free interest rate of 4.50%, volatility of 36% and a dividend rate of 0%.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

8.	CAPITAL STOCK (cont’d...)

Private placements (cont’d…)

In October 2006, the Company issued 282,000 common shares at $1.10 per share for gross proceeds of $310,200. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $1.50 to April 23, 2008 which expiry date was extended to July 13, 2008 (65,000 exercised; 76,000 expired).

In July 2006, the Company issued 1,132,000 common shares at $0.90 per share for gross proceeds of $1,018,800. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $1.50 to July 31, 2007 which expiry date was extended to July 13, 2008 (566,000 exercised).

In June 2006, the Company issued 578,112 common shares at $0.90 per share for gross proceeds of $520,300. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $1.50 to June 16, 2007 (expired).

In March 2006, the Company issued 792,029 common shares at $0.70 per share for gross proceeds of $554,420.

In November 2005, the Company issued 1,549,354 common shares at $0.55 per share for gross proceeds of $852,145.

In August 2005, the Company issued 300,000 common shares at $0.55 per share for gross proceeds of $165,000. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $0.75 to August 31, 2006 (expired).

In June 2005, the Company issued 536,218 common shares at $0.55 per share for gross proceeds of $294,920. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $0.75 to April 30, 2006 (177,200 exercised; 90,910 expired).

Initial Public Offering

In November 2010, the Company completed an initial public offering in Canada and issued 8,092,593 common shares at CAD$1.35 (USD$1.33) for gross proceeds of CAD$10,925,001 (USD$10,753,149). The Company also issued 566,482 (expired) broker warrants with a strike price of CAD$1.35 (US$1.33) per warrant and a two-year term to maturity. The Company valued the warrants at $364,248 using the Black-Scholes model with a 90% volatility, 0% dividend and 1.5% interest rate.

Acquisition of subsidiary

Effective December 22, 2004, the Company acquired 90% of the outstanding shares of XG Mining in exchange for 2,698,350 shares of common stock. In connection with this acquisition, 47,000,000 shares owned by two former officers and directors of the Company were returned to treasury and cancelled.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

8.	CAPITAL STOCK (cont’d...)

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. Pursuant to TSX Policy, all unallocated options under a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by the Company’s directors and shareholders and is subject to TSX acceptance, all of which were obtained in June 2014. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

At June 30, 2014, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

100,000	$1.85	July 1, 2014
324,000	CAD$0.50	May 1, 2016
270,000	CAD$0.50	March 5, 2017
162,000	CAD$0.50	March 12, 2017
108,000	CAD$0.50	January 25, 2020
108,000	CAD$0.50	February 1, 2020
108,000	CAD$0.50	February 1, 2020
180,000	CAD$0.50	June 1, 2020
48,000	CAD$0.50	June 1, 2020
90,000	CAD$0.50	July 1, 2020
15,000	CAD$0.50	March 1, 2021
115,000	CAD$0.50	March 1, 2021
108,000	CAD$0.50	June 10, 2021
682,000	CAD$0.50	December 31, 2022
108,000	CAD$0.50	June 19, 2024

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2014			December 31, 2013
	Number of		Weighted Average	Number of	Weighted Average
	Options		Exercise Price	Options	Exercise Price

Outstanding, beginning of period	2,489,000		$1.02	2,639,000	$1.02
Granted	108,000	CAD$	0.50	—	—
Exercised	—		—	—	—
Cancelled/Expired	(71,000)		1.97	(150,000)	0.82

Outstanding, end of period	2,526,000	CAD$	0.55	2,489,000	$1.03

Exercisable, end of period	2,526,000	CAD$	0.55	2,462,000	$1.02

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

8.	CAPITAL STOCK (cont’d...)

Stock options (cont’d…)

The aggregate intrinsic value for options vested as of June 30, 2014 is approximately $nil (December 31, 2013 - $nil) and for total options outstanding is approximately $nil (December 31, 2013 - $nil).

The fair value of stock options granted, vested, and modified during the period ended June 30, 2014 totaled $105,380 (December 31, 2013 - $58,055) which has been included in general and administrative expense. During the period ended June 30, 2014, 2,147,000 options previously granted to insiders of the Company and 171,000 options previously granted to non-insiders of the Company were re-priced to CAD$0.50, resulting in a charge of $59,304 during the period.

The following assumptions were used for the Black-Scholes valuation of stock options granted or extended during the periods ended June 30, 2014 and December 31, 2013:

	2014	2013

Risk-free interest rate	1.75%	—
Expected life	5 years	—
Annualized volatility	95%	—
Dividend rate	—	—

The weighted average fair value of options granted was $17,840 (2013 - $nil).

Warrants

At June 30, 2014, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
964,500	CAD$1.00	December 21, 2014

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2014			2013

Balance, beginning of period	964,500	CAD$	1.00	964,500	CAD$	1.00
Issued	—			—
Exercised	—			—
Expired	—			—
Balance, end of period	964,500	CAD$	1.00	964,500	CAD$	1.00

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability at June 30, 2014 to be $nil (December 31, 2013 - $992). The fair value of the warrants has been estimated at June 30, 2014 using the Black-Scholes Options Pricing Model, using a volatility of 14%, risk free interest rate of 0.015%, expected life of 83 days, and a dividend yield of Nil.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

8.	CAPITAL STOCK (cont’d...)

Warrants (cont’d…)

The value at issuance was determined to be $275,735 based upon a Black-Scholes Options Pricing Model calculation. The fair value of the warrants has been initially estimated at December 21, 2012 using the Black-Scholes Options Pricing Model, using a volatility of 95%, risk free interest rate of 1.25%, expected life of 18 months, and a dividend yield of Nil. The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At December 31, 2013, the fair value of the warrant liability was valued at $992 and the fair value adjustment was recognized in the consolidated statement of operations. The value was decreased to $nil in the six-month period ended June 30, 2014.

9.	RELATED PARTY TRANSACTIONS

During the six month periods ended June 30, 2014 and June 30, 2013, the Company entered into the following transactions with related parties:

		Six months	Six months
		June 30, 2014	June 30, 2013

Consulting fees paid or accrued to officers or their companies		$200,642	$172,517
Directors’ fees		8,793	9,378

Stock option grants to officers and directors		108,000	—
Stock option grant price range	$	CAD$0.50	$—

Of the total consulting fees noted above, $62,390 (June 30, 2013 - $Nil) was payable by the Company to a private company of which a related party is a shareholder and director and is entitled to receive 50% of this amount. An amount of $7,170 was payable to the private company of which a related party is entitled to 50% of this amount.

An amount of $nil was due from a company with a director in common (December 31, 2013 - $nil).

A total of 2,147,000 stock options which were re-priced in June 2014 to CAD$0.50 had been granted to related parties.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Cumulative amounts
	from the beginning of
	the exploration stage
	on January 1, 2003 to
	June 30, 2014	June 30, 2014	December 31, 2013

Cash paid during the period for:
Interest	$208,149	$4,464	$11,053
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the six-month period ended June 30, 2014, nor during the year ended December 31, 2013.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2014

11.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties. Geographic information is as follows:

	June 30, 2014	December 31, 2013

Cash and restricted cash:
Canada	$896,534	$1,163,651
Ghana	276,898	362,953
Total cash and restricted cash	1,173,432	1,526,604
Capital assets
Canada	—	—
Ghana	1,584,196	1,678,235
Total capital assets	1,584,196	1, 678,235
Total	$2,757,628	$3,204,839

12.	CONTINGENCY AND COMMITMENTS

a)

The company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$3,447) per month.

b)

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

c)

There was a theft of cash totaling $130,000 during the year ended December 31, 2013. The Company is actively pursuing the return of these funds by working with the appropriate authorities. Since the outcome of any recovery is currently not reasonably measurable, the Company has expensed these amounts. In the event that resolution of the dispute results in a recovery, the Company will recognize the recovery in the period that the final determination of the amount is made.

13.	SUBSEQUENT EVENTS

Subsequent to June 30, 2014, an aggregate of 60,000 common shares were re-purchased for US$15,792 (CAD$16,800) and cancelled.